Rule 424 (b)(3)
Registration No.: 333-275151

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
Medium-Term Notes, Series D
Due Nine Months or More from Date of Issue

Trade Date	January 10, 2025
Pricing Supplement No.	10105
Pricing Supplement Date	January 10, 2025
Prospectus Supplement Date	October 27, 2023
Base Prospectus Date	October 24, 2023

Principal Amount	$15,000,000.00
Issue Price	100% of Principal Amount
Original Issue Date	January 15, 2025
Maturity Date	January 15, 2026
Interest Rate	4.43% per annum
Regular Record Dates	Each January 1 and July 1
Interest Payment Dates	Each January 15 and July 15
Redemption Date	None
Agents Commission	None
Form of Note (Book-Entry or Certificated)	Certificated
Other Terms	None

Medium-Term Notes, Series D may be issued by the Company in an unlimited aggregate principal amount.

Validity of the Medium-Term Note

In the opinion of Hogan Lovells US LLP, as counsel to the Company, following (i) receipt by the Company of the consideration for the notes specified in applicable resolutions of the board of directors of the Company and (ii) the due execution, authentication, issuance and delivery of the notes pursuant to the terms of the indenture and the applicable underwriting, agency or distribution agreement against payment therefor, the notes offered by this pricing supplement will constitute valid and binding obligations of the Company, subject to the effect of (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors’ rights and remedies (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances and fraudulent, preferential or voidable transfers), and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law), including, without limitation, principles limiting the availability of specific performance and injunctive relief.

This opinion is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the District of Columbia General Cooperative Association Act of 2010 and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated October 27, 2023, which has been filed as an exhibit to a Current Report on Form 8-K by the Company on October 27, 2023.